Filed by Taboola.com Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ION Acquisition Corp 1 Ltd.
Commission File No. 001-39581
Date: June 16, 2021

Absolute Return Podcast Interview — June 16, 2021

Participants:

●	Julian Klymochko, Absolute Return
●	Michael Kesslering, Absolute Return
●	Adam Singolda, Taboola

Speaker 1: I'm excited to have Adam from Taboola on the Absolute Return podcast today. Adam, I was reading up on your background, which is very intriguing because it's somewhat unique. You spent seven years doing advanced encryption for the INSA, which is an elite intelligence unit in the Israeli Army prior to founding Taboola in 2007. Can you tell us what this experience was like and what are some major learnings? It sounds just like some top secret stuff may have gone on there.

Adam Singolda: Well, I'm not sure how much I can tell you about what I did back then, but I can tell you it was quite incredible, mainly because while I was a very technical place working on a very important mission for my country where I grew up, and I met some of the most amazing people in the world now, in terms of how sophisticated are and how innovative they are, the best lesson I picked up was really a culture, cultural message and lesson. And that was around just what's the power of a group of people working together?

Speaker 1: Right.

Adam Singolda: So in a fairly flat organization. So to me, spending almost seven years there is an engineer and a team leader and an officer. In the end, it was an incredible experience, also developing this feeling of there's nothing you cannot do. This, this superpower superhero kind of feeling that with a great group of people that have this focus, you can really do a lot in reach, a lot. So it was mainly cultural for me, less than even though with the technology environment. And then and then after that, I was still living in my parents house.

And that's when I at some point stumbled upon the reason for starting Taboola, which was I couldn't find anything to watch on TV. And I thought I shouldn't be looking for TV shows. TV shows should be looking for me. And that was the very beginning. People in many ways is actually my first job.

Speaker 1: So can you go into what exactly the thesis was behind the founding of Taboola and what the problem was that you were really seeking to solve? So the experience I had was that I I couldn't I'm sure many of you who listen.

Adam Singolda: I'm sure many of you who listen this podcast right now, you know that feeling at the end of the day, you're sitting in front of your TV and you're looking for something to watch, and you spend so much time looking for something to watch. You end up closing your TV and going to sleep because you just can't find it. Is this discovery problem. And I was convinced that the future will be powered by recommendations. I thought search engines, Google changed the world, because if only you know what you want and you can type it, you can find it.

And that saves you a lot of time. And it made information accessible. And that was a very important part, I think, for humanity. But I thought the future will be exactly the opposite. I thought that information will be suggested to us, where to go, what to buy, what to read. We only have 24 hours a day, so that will never change. That is a fact. And I think that as I look into the future, and that's when I started Taboola I thought, you know, human beings will make some of the most important decisions of their life based on recommendations because it's going to make them a better version of themselves.

So that was the vision. And that's why I started Taboola to build this recommendation engine that can be integrated anywhere people spend their time. I don't know. I did what most good kids do when they have a huge problem. I went to my mom and I told her, I know, mom, there's a huge opportunity in the future to invent sort of like a search engine in reverse. Instead of searching for information, information will be finding us. And then she was asking me, What am I drinking and what's going on? And I said nothing. I'm very passionate about this moment of next problem that I should solve. And then she introduced me to my first Angel investor. There's a whole funny story about how that happened, but that was the very beginning, you know, right out of the Army service and just just the very beginning.

Speaker 1: So I'm intrigued. You have this light bulb moment, moment of clarity where you want to basically create a recommendation engine. What's the story with the first Angel investor? How did that happen? And ultimately, how did Taboola go from just an idea in their head and a concept to becoming a real business.

Adam Singolda: So my mom, who wasn't sure how to help me, said she knows of this guy who is an investor. And his daughter was celebrating a bat mitzva, which means she was about to become 12. And she got me an invite. I was basically invited to the bat mitzva,of a person I didn't know. And I also didn't know his daughter. And as I was there, it was seven pm and I was asking myself, what is a good time to go and pitch an investor as he celebrates his daughter's huge moment in life.

And I figured 10 pm would be a great moment because he'll be dancing a little bit, a glass of wine. He'll be more relaxed. So at 10pm I go to him. And I said search engines were great because if he knew what you wanted, you can type it and find it. But the future will be exactly the opposite. And recommendation engines will be all over us, will be on a browser and in your car, and anywhere you go, you'll be surrounded by recommendation engines. And he basically said was asking me who invited me. And I said, My mom. And he's like, Who is your mom? And I told him my mom's name, and he wasn't sure exactly why am I there, but he appreciated the fact that I went through the trouble and invited me to his house and a few days afterwards. And then I came to the house at four pm on a Friday. And for the first time I was pitching an investor, something I've never done before, never had a job before, was never interviewed for a job before. And after an hour of talking about it, he said, I'm not sure I know exactly if it's going to work out, but I'd love to go on this journey with you. And he agreed to invest in Taboola a fairly small amount. But for me, it was huge at the time. And then I was thinking to myself and good business people never say yes on the spot. So I told him I could think about it. And I was so excited. So I figured I have to get the hell out of the house as soon as I can. So he will not see that. I'm so excited. So I left. And then I took the elevator down and I called my mom from the lobby and I said, Mom. He said he'll do it. And she said Great, good news. And I said no, but I haven't told them yes yet. And she was like, You idiot, you have to say yes immediately, I called them from the lobby and I said, I've been thinking about it. I think we should do it. It was like maybe 45 seconds after. And that was the very beginning, you know. And we're not only now working together, he's also one of my best friends. He's truly an Angel, You know How they refer to your early investors, Angel investors. And he is truly an Angel because it takes an Angel to invest in someone's dream, especially someone with no experience, you know, that has never done it, in fact, has never done anything. So that was the very beginning 13 years ago. So actually this podcast, Julian is really my bar mitzvah celebration. That's what we're doing right now.

Speaker 1: Fabulous. So you have your first Angel investor. He really kicked off this idea and basically gave it its first legs as it matured from strictly an idea, a potential concept to now a company. So getting into that, how does Taboola's marketplace business model work? So went from concept to actual implementation and revenue generation and customers. How do those mechanics work?

Adam Singolda: Yeah. So we do now. It's obviously a different story. I started to pull back in 2007 we spend the first to four to 5 years. We were about 10 people. It's a very small team trying to just find a product market fit, trying to get anyone to try out our technology. It's amazing to go back to those days when we were so small and just trying to survive it another day. And I had three times during those years when I had a plan to shut down the business because I couldn't finance it anymore.

Speaker 1 right

Adam Singolda: And three times, I got lucky for different reasons. One time my CTO chose to invest on the back of that. Other people agreed to join him. Any time. It was something else. And you go now to Taboola. We have 15 countries we operate in. We're about 4, 1400 people working at Taboola, over 300 people that apply for a job every single day. And we hire one and a half people a day or so. One and a half. It sounds weird, but it's about 45 people or so a month. It's over a billion dollars in revenue Business now profitable. So at some point, you have to sometimes you have to stop yourself and really pinch yourself to remind yourself that it's real, that dreams can come true. And it's so much fun to do it with people that you really appreciate. And the way the business works and the way we generate that revenue, like you said, it's kind of like a two sided of the marketplace. On the one side, we work with publishers, publishers, all of you use all the time, you know, uh, CNBC, BBC, uh, the today show, you know, some amazing publishers that we all love to read, watch and interact with all the time.

Um, so on the one side you work with these publishers, we have long-term exclusive global agreements with them to power recommendations on their site. So if you go to CNBC and you might see more from Squawkbox or more from CNBC or things of that nature, we powered those suggestion with the goal to try to engage you with something you might love on the site that you didn't know existed. And, and that's part of the services. We provide our publisher partners, uh, at no cost and side-by-side to that we also, um, recommend paid recommendations and the whole construct, it looks like a failure. It looks like an Instagram feed or Facebook newsfeed. You know, when you scroll down some of the suggestion or from your friends, and some of them are paid by advertisers and that's going to be, you know, a story, it can be a product.  Um, we've all seen kind of Instagram advertising experience. It's very similar. So now the side of our business, we have advertisers. It can be bigger brands, smaller businesses who work with us because they want to be discovered on the open web. And the way we get paid is if you, uh, if you click on one of those paid recommendations, um, we get paid and then we share that revenue with the publisher. So the revenue model is we get paid. Most of our, most of our ads, um, are CPC, which means you get paid per click. That's our top line revenue. We share a revenue share with the publisher and what's left for us. It's called ex-tach, um, which was excludes excluding traffic acquisition costs. And that's, um, that's a metric. We, we monitor as management, um, a lot. And then we, you know, we run the business and then we have, um, you know, our adjusted EBITDA, which is, um, we're profitable and growing.

So that's kinda like how, how it flows, um, and the reason the business is so exciting is because, you know, the open web is a $60 billion market. That's growing 10 to 15%. But if you think about the open web, most of the websites you go to, it's still mainly monetized with banners. Banners are those cubes and images that you see on the site on the side sometimes. And you rarely usually click on them. Uh, like, you know, Michael, if I ask yourself, when's the last time you clicked on a banner, it was probably few years ago and by mistake you could think about, you know, $60 billion plus of advertising that is still mostly rendered, but, you know, advertising formats that were invented over 20 years ago, there's, um, there's a big opportunity to kind of switch that open web to feed of recommendations.

Speaker 1: No. When everyone thinks about advertising on the internet, obviously the two companies that come to mind, the giants, Google, and Facebook now going through your materials, interviews, investor presentation, you discussed this concept of open web and really rallying against these walled gardens closed ecosystems. How is your model better for customer customers and consumers online versus these so-called walled gardens that are perhaps negative?

Adam Singolda: Well, I think that, you know, in general, when you think about walled garden, walled garden, is really, um, you know, it's, it's an organization that's prefers that the internet stays within, they don't share data, they don't share traffic. Um, it's not transparent. And, you know, it's, it's really, you know, it's an organization that if it was up to them, the internet would be them, right? So, and that's, and that's the reason it's bad is, well, it's bad for publishers because publishers websites want people to interact with them directly, right? If you're, if you built your, your website over the last week, whatever timeframe you want people to be on your site, you want them to come back. You want them to interact with you, maybe subscribe to your sites, all those good things, you know? So, so that's, if walled gardens want publishers to stay in and, and that's, that's not good.

Um, advertisers don't benefit from that because they become dependent on them. They're so big and they, they're not transparent that what happens if they change their algorithm one, you know, by chance some, you know, they wake up one day and then their traffic is gone and they don't, they can't rely on that. And, and, and they want to diversify. They don't want to be dependent on any one source of, of revenue. And then for consumers, I think net net over time, it's not great because they want a strong internet that's, you know, free and beautiful and strong. You know, you, we love the internet because we can learn things and educate ourselves and discover new products. So we want the strong internet. So for, you know, for those reasons, I think, walled gardens possess a challenge. Um, and what I'm excited about is to build a company that's exactly the opposite. Kind of like the Shopify for advertising, you know, company that's exclusively focused on being a great partner. Taboola will never be a consumer company. We're never, we will never fight our own partners. So as I think about the future, I'm thinking there should be a company like Facebook, but completely partner oriented just wants to open it up to be strong and, you know, and, and build infrastructure for the open web and, and be transparent and drive growth and make the Internet's fantastic. And that's, and that's a big market then. And, and I think there's an opportunity to, you know, to build that. So that's kind of like our position on would we want to counterweight the giants if you will, you know, uh, for the upper level, like the Robin hood of the open web, um, and that's the company I want to build and continue to grow. We're only, you know, $1.2 billion revenue company, obviously Google and Facebook are much bigger. Um, but, but I believe there's an opportunity to, um, to be the open web friend forever.

Speaker 3: And when you talk about transparency and really bringing about the open web, something that has obviously very topical within the large tech companies is, as you had mentioned that the closed closed wall where they're, they're unwilling to do that, and that's brought them under fire from global governments. And so as you're moving forward, is that something that you are in conversations with some of these global governments and, and really bringing about that, or, or what's, what's the thought process, um, moving forward there,

Speaker 2: I mean, we're, we're, we're following policies, you know, um, we, the way, the way we interact with the different communities is basically, you know, we interacted with other partners, companies like us that are in the space, we follow privacy policies and things of that nature. Um, you know, eventually, you know, what I love about that space is that it's a big market. There are many great companies that, um, you know, try to drive growth for that space. And we're very global. So we learned from different countries, different things based on what we see in those markets, you know, Korea is great with e-commerce. So, and we, we see the value of e-commerce in Korea, uh, in Japan, and learn about the importance of trust when you do partnerships and how you, you want to put your partner first and you meet the deadline and you meet and exceed your expectation.

And so those things, you know, from a global perspective and directly with different communities is something that we, that we love to see and do. And again, I think that we're fighting the right fight, you know, one the right side of history, trying to make the open web better and stronger. And I think that, um, a lot of people want to achieve the same. Um, you know, so, so that's, that's kind of our, where we are in where, where we fit, you know? Um, and again, I I'm, I'm excited mainly because as I think about the future of the internet, I suspect my kids will have an open web that looks a lot more like TikTokand Instagram, and We Chat than a page with a lot of banners. The web should be beautiful, like Instagram you know it should be great, like a feed of personalized recommendations that I scroll down and spend a lot of time in and buy things and read things. And so I think there's an opportunity to kind of transform the open lab to be a product that is beautiful.

Speaker 1: And clearly you're passionate about this business and this mission. So Taboola started out as an idea, you brought to your mom, she introduces you to an investor that really kicks the whole business off. And I really appreciate your honesty and transparency and talking about how nearly three times you had to shut down the company, just couldn't finance it running out of money. And that's really a struggle that I think most entrepreneurs go through. A lot of it is overly glamorized, but you're just telling the truth and that it's, it's really, really difficult, but in a showcase of grit and determination, you made it through the struggles. And now a major milestone for the company going public at a $2.6 billion valuation through a merger with SPAC, uh, ION acquisition Corp one, this includes a $285 million PIpe financing as well was going public, always the plan. And if so, why did you choose to go public public via a SPAC transaction?

Adam Singolda: We wanted to go public, or we were thinking about it for a long time. And we were trying to prepare ourselves for that, you know, mentally, uh, processes wise, um, you know, how we think about, you know, projections and things of that nature for a while. And then, you know, you have to really do it the right way. You know, we, this is something that you should take some time to get yourself ready for that. Um, and you know, overall work between the SPAC and the pipe, which includes some, you know, amazing investors, you know, like Fidelity and Barron and Federated and others. Um, you know, the total funding is $545 million, um, which, which, which is great because it's going to help us supercharge our efforts and, you know, driving growth for an open way for other shows, advertisers, small businesses, all the things we talked about today, investing in AI and AI, uh, looking at M and A, that could be exciting. So this is really an exciting event for us, but really only just a new beginning, um, in terms of why, you know, why a SPAC, I, I think that even though Taboola is a technology company, people do business with people.

And, um, you know, we knew Gilad who's the founder and CEO of ION before, uh, before the event. And so there's a lot of trust that was built there. I was excited to have him join our journey, join the board that, you know, work with them about the process, you know, and think with him, you know, how to pitch investors and which investors to go to. And that was actually a great process for me and the team. You know, front-load the whole process of going public. Um, at the very beginning, you know, at the very beginning of you're talking about the plan and how much money to raise and what's valuation and who should we go to, and all those things happened at the very beginning with someone you trust, that was great process, um, for me, and, and eventually as you, as you all know, once you go public, can you close that?

It's called De-SPAC, which is when you're actually starting to trade. Um, you're just a public company, then you're just have to be a great public company. Nobody cares how you became public. That's just a part of your journey at that point. People look at you and ask themselves, is it a great stock or not? Right. Um, do I want to hold it forever or not? And that's eventually what matters to me the most is building a great public company now that that can be here forever. Um, and I have Gilad as one of my board members. We've hired two independent board members as well, in addition, um, that's, to me, what really excites me and I hope to, you know, cross the bridge soon. Um, and like I told you earlier, I think the open web deserves a public company that's exclusively focused on them, you know, a true partner oriented company win-win, uh, oriented company. Um, so hopefully, um, we still think Q2 is the timeline, So hopefully, hopefully soon we'll be on the other side.

Speaker 1: Awesome. To hear. And the strategy certainly makes sense. Given you already had the relationship with Gilad and you felt like he could really add value in terms of your public company and debut strategy, capital raising, et cetera. Now, you mentioned the significant capital infusion as part of this going public transaction, as much as $545 million, including the pipe SPAC capital, et cetera. So in terms of use of proceeds, you mentioned a number of investments, including AI, e-commerce M and A, TV, what is the strategic rationale behind these investments? And, you know, what are you really going to do to drive revenue growth? I noticed you're also forecasting 16% revenue kegger into the future. What's generally the key growth drivers and what can investors really expect from the use of proceeds and the capital into the company?

Adam Singolda: Yeah, so, so this is what we told investors  think of Taboola and kind of like three bubbles. As you look into the future, the bubble in the middle is the core business. The one we've been doing for 13 years, right. And my management team we've been together for around 10 years, some less, some more, but, but many of us have been doing this for a long time. We remember Taboola, uh, when, when it was very difficult and together we executed into what it is now. And eventually we're gonna think about a business. Um, you know, you can copy anything. I can copy your logo. I can copy your website. You can copy a company's ability to execute. And that's where culture I think is so important. So from our perspective, um, one of our biggest innovation is our culture and people working together. Um, so the, the, the, the, the, the first bubble that I'm talking about is the core business websites, recommendations, feeds, um, you know, discovering editorial content, paid recommendations, it's over $60 billion market growing 10 to 15% a year.

Um, give advertisers diversity outside of search and social, right. So the 60 plus is Google is search. Facebook is social open web in the middle 60 plus billion dollar market. That's the core business. And, and, and I'll get to some of the results, which we published our Q1 results. And we revised, we we've raised our projections for the year. Um, but that that's the core business, and that can grow a lot. Um, it's a big market. Then again, we were only $1.2 billion as of last year of that market. So there's a lot of growth there, um, for us. And then you have two other growth engines, which we intend to invest. Uh, overall, we invest a hundred million dollars a year in R&D. The first one is recommend anything. So as you see Taboola  now on the website that you love and you interact with our recommendations over time, we'll recommend more types of things.

So, as an example, e-commerce is something that we love the space we're going to, we're going to suggest to you a product to might like to buy a subscription services you might want to engage with. So if you're reading it, think about if you're reading about something that carries an interest that you might have, you know, it's kinda like a curiosity graph. If you're reading about comparing the mobile devices, you might be in market to buy a new phone. If you're reading about furniture, you might be in market, maybe you're moving. So there's an opportunity for Taboola to drive more commerce through those experiences. And I actually think the open web can be, um, really interesting for e-commerce space, uh, that that's market, which is a big market. So that's, that's one of our, we call it to pull Taboola recommending anything. So more, more types of recommendations. We want to get more to video. So as you scroll down on our feeds on a website, you love, we should see more videos. We want to get into games. We should offer your games. You might want to download it and play. So we want to diversify the recommendation index, and that will drive the yield growth. It means we'll generate more revenue, almost like an ARPU, more revenue per thousand impressions, which means we can generate more revenue to our publisher partners. All of those, all of those things are it's a good Juju happened when you drive yield growth in our business. So that's the second bubble to bullet recommending anything. The third bubble is Taboola recommending anywhere. And this is where you're going to start seeing to that outside of a browser, not, not only on your website, we're going to be on mobile devices.

Like apple news shows you news on your iPhone. You should expect to bill out on many other devices to surface news. You might like, um, you know, will it be on your connected TV? You open an app. You're not sure what to watch will be the recommendation engine for you. Um, maybe one day we'll be in your car. I have a Spotify integration in my car. Why is there no, uh, you know, Squawkbox in my car. Why is your podcast not in my car, that's a shame. So all of those great open-ended content pieces of content, should they surface to me anywhere I am. So that's kind of the third bubble, which is expanding to recommend anything anywhere. Um, and all of it always remember in a win-win type of think, thinking, which means we'll, we'll always grow only if our partners grow, that's it, no identity crisis, no competition with our partners. Um, and, and that's kind of like, um, the, the three bubbles that you spoke with investors about, uh, um, we we've had a good Q1. We originally forecasted that our exTAC will grow 16% in 2021 versus 2020. That was our original forecast.

Then, um, so just as a reminder, uh, exTAC  is, um, what's left for us after we paid our publishers. Um, it's a metric in our space, um, that people use. And, um, and after a good Q1, we, um, that we we've shared the performance of that. We decided to, um, revise our annual exTAC growth from last year to be in the range of 19 to 22% versus 16% originally that we forecasted. That means if and if last year we generated $382 million in  exTAC. Um, we now project in 2021, it will generate $456 million all the way to $466. That's the range we revised our  exTAC.

We've also revised our EBITDA. So we've, um, we've originally spoke about, um, you know, over 20% EBITDA growth. And now we're revising that to, uh, 32 to 42% adjusted EBITDA growth from last year. So, so that means that if last year we generated $106 million of adjusted EBITDA in 2021, we're now forecasting to generate $140 to $150 million in adjusted EBITDA in 2021. So those are, um, that's, these are the new numbers we've given to the market. And again, the main two drivers that help us drive that growth or yield that is investing in AI. Uh, we're one of the most desirable place in Israel for engineers to work at. Uh, so we invest a lot in AI and the ability to better predict what you might like to do next advertiser success, publisher success. And the second thing is more publishers we work with that's where, you know, fortunate to, uh, work with. We just announced the BBC a few days ago, which obviously is a huge win. We were so excited to be working with such a trusted quality brand global brand. So that type of things drives growth to our business.

Speaker 3:  So what, what you just, I guess, spoke about was  basically communicating, uh, your, your expectations of future results to the investing public. And that's obviously an important role of, of a CEO of a public company. Um, but, but what other, what other roles do you think are your ways that your role is going to evolve from being a private company, CEO to a public company? CEO?

Adam Singolda:  Yeah, that's a question that I keep asking myself and, uh, investors also asked me too, you know, um, about what's going to change or, or even what's on my mind. And I think that, you know, on the one side I feel, I feel very confident in our financials, in our team that together we're gonna, you know, uh, we're crossing that bridge into becoming a public company and execute into our, um, new beginning. And that it's, that's an incredible feeling, you know, to, um, to have these Avengers together, you know, that's where just, uh, fighting the fight and, and growing the company together. So it's such a reinforcing feeling. And so on the one side, it feels, I feel great about it. Um, I cant wait to become a public company and I love interacting with the investment community and getting their feedback about our industry and the space.

And again, I think we're uniquely positioned because Taboola is a recommendation engine and not just just an advertising company, I think that's such a differentiated place. Um, what I think the biggest difference for me and what even is on my mind is just the culture and how that's going to change too. Taboola is a very transparent company, you know, we, you know, during the pandemic, I had an all hands with 1400 people, every Thursday, 9:00 AM for about a year every Thursday. I remember when I asked my team, what do you think about doing that? They said, what do I think we're going to talk about every week for an hour with 1400 people. And so I had no idea, but we're going to be just sitting there and talking to each other and we'll answer a hundred percent of questions, whatever that is, can be personal question could be business question, whatever it is, we're going to talk about stuff and we've done it for a year. And all our surveys actually show that people, you know, have grown their trust in management in times they haven't seen us once. Right? So transparency and making everybody co-writing the story of Taboola is such a big part of what, what I care about. And I wonder how that's going to translate into becoming a public company. You know, what can we, you know, what do we have to do differently? So that's, that's kind of, for me, the biggest change. Um, and, and that's something that, you know, I'm spending my time on, because I do think culture is by far the most important thing, a company has a side-by-side to its technology and products. Um, but again, um, if you go back in history, Google wasn't first, but became the biggest Facebook wasn't the first, but they came the biggest Amazon wasn't first, that became the biggest. And I can go on and on and on being the first is by far an emotional thing. Nobody cares. Being the best. It's the only thing that matters. So you're only emotional If you think that your claim to fame is you were the first, you're probably, if that's your pitch, you're already losing. So, so for me being the best is just an executing is, is, um, important. And the culture is important. And I think being a public company is a new thing, you know? So, um, that's kind of probably the biggest change.

Speaker 1: And with that key piece of wisdom being first doesn't matter, being the best is what matters. I like that. So we'll end things there. And in terms of your transition from private to public company, certainly off to a great start with the Q1 results, boosting guidance for exTAC growth and EBITDA growth. If investors want to check out the story currently, the SPAC is trading under the symbol IACA, once the merger and the going public transaction closes as expected in the second quarter, there'll be trading under the symbol, TBLA. So Adam, I'd like to thank you for coming onto the absolute return podcast, to add some key insights, some key messages, and really expressing the struggle of the entrepreneur and ultimate success as you reach this milestone, we wish you the best of luck as a newly minted public company.

Adam Singolda: Thank you. Thank you. Thank you. All right

__________________

Additional Information

This communication is being made in respect of the proposed transaction involving Taboola.com Ltd. (“Taboola”) and ION Acquisition Corp. 1 Ltd. (“ION”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Taboola will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of ION in connection with ION’s solicitation of proxies for the vote by ION’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. Taboola and ION also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of ION’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Taboola and ION will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Taboola’s website at http://www.taboola.com.  Copies of the proxy statement/prospectus can be obtained, when available, without charge, from ION’s website at http://www.ion-am.com/spac.

Participants in the Solicitations

Taboola, ION and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from ION’s shareholders in connection with the proposed transaction. You can find more information about ION’s directors and executive officers in ION’s final prospectus dated October 1, 2020 and filed with the SEC on October 5, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on Taboola’s and ION’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Taboola’s and ION’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Taboola or ION to predict these events or how they may affect Taboola or ION. Except as required by law, neither Taboola nor ION has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Taboola’s and ION’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against ION or Taboola, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of ION or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of ION or Taboola as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; Taboola’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; ability to meet minimum guarantee requirements in contracts with digital properties; intense competition in the digital advertising space, including with competitors who have significantly more resources; ability to grow and scale Taboola’s ad and content platform through new relationships with advertisers and digital properties; ability to secure high quality content from digital properties; ability to maintain relationships with current advertiser and digital property partners; ability to make continued investments in Taboola’s AI-powered technology platform; the need to attract, train and retain highly-skilled technical workforce; changes in the regulation of, or market practice with respect to, “third party cookies” and its impact on digital advertising; continued engagement by users who interact with Taboola’s platform on various digital properties; the impact of the ongoing COVID-19 pandemic; reliance on a limited number of partners for a significant portion of Taboola’s revenue; changes in laws and regulations related to privacy, data protection, advertising regulation, competition and other areas related to digital advertising; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in ION’s final prospectus dated October 1, 2020 relating to its initial public offering and in subsequent filings with the SEC, including the proxy statement relating to the business combination expected to be filed by ION.